August 25, 2010

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1040 Spring Street
Silver Spring, MD 20910

Re: United Therapeutics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2010
File Number: 000-26301

Dear Mr. Ferrari:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director